EXHIBIT 99(a)(17)

PHILIPS EXTENDS TENDER OFFER FOR SHARES OF ADAC LABORATORIES TO 1:00 P.M., NEW YORK CITY TIME, TODAY, MONDAY, DECEMBER 18, 2000

91.2518% OF FULLY DILUTED SHARES TENDERED OR COVERED BY GUARANTEED DELIVERY NOTICES

Amsterdam, the Netherlands - December 18, 2000: Royal Philips Electronics (AEX: PHI, NYSE: PHG) announced today that it has extended the expiration date of its $18.50 per share cash tender offer for all of the outstanding shares of common stock of ADAC Laboratories (NASDAQ: ADAC) until 1:00 p.m., New York City time, TODAY, Monday, December 18, 2000.

As of 5:00 p.m., New York City time, on Friday, December 15, 2000, approximately 19,489,881 ADAC shares had been validly tendered and not withdrawn pursuant to the tender offer. In addition, notices of guaranteed delivery with respect to approximately 337,671 ADAC shares had been received by the depositary for the offer. The shares tendered and not withdrawn represent approximately 89.6977% of the total outstanding shares of ADAC common stock on a fully diluted basis, calculated in accordance with the merger agreement. The shares covered by the notices of guaranteed delivery represent an additional 1.5541% of the total outstanding shares of ADAC common stock on a fully diluted basis, as so calculated. The offer is conditional upon there being tendered into the offer at least 90% of the total outstanding shares of ADAC common stock on a fully diluted basis, calculated in accordance with the merger agreement. In order to complete the offer, an additional 65,679 shares must be tendered into the offer and not withdrawn or delivered in satisfaction of shareholders' obligations pursuant to existing notices of guaranteed delivery. This number is equivalent to fewer than 20% of the shares covered by existing notices of guaranteed delivery.

The tender offer commenced on November 14, 2000 and is now scheduled to expire at 1:00 p.m., New York City time, TODAY, Monday, December 18, 2000, unless further extended.

Pursuant to the terms of the merger agreement, Philips may extend the offer one or more times up to a maximum of ten business days. If as of such tenth business day there have not been validly tendered at least 90% of the outstanding shares of common stock of ADAC Laboratories, calculated on a fully diluted basis, then Philips has a number of options. It must either amend the offer to reduce the number of shares subject to the offer to 49.90% of the outstanding shares of ADAC common stock (in which case Philips would cause ADAC to call a shareholders' meeting after completion of the amended offer for the purpose of securing approval of the merger and the merger agreement by a majority vote of the ADAC shareholders). Or Philips must amend the offer in contemplation of the exercise of an option that ADAC has granted to Philips, which will permit Philips to purchase that number of shares of ADAC common stock, which, when combined with shares of common stock of ADAC issuable upon exercise of the option, equals 90.1% of the ADAC shares then outstanding calculated on a fully diluted basis. In the event that Philips acquires more than 90% of the outstanding ADAC shares, it will be able to effect the merger without a vote of ADAC's shareholders.

As previously announced, there are no antitrust obstacles to completing the offer.

For further information:
Ben Geerts, Philips Corporate Communications, tel: +31 20 5977215
Linda Snyder, ADAC Laboratories, tel: +1 408 468 3750

ADAC Laboratories is a worldwide market leader in nuclear medicine imaging equipment and radiation therapy planning systems. The company offers a broad range of nuclear medicine systems that are used primarily in the diagnosis of heart disease and cancer. In addition, ADAC Laboratories is an emerging leader in positron emission tomography (PET) imaging. PET provides physicians with solutions for accurate cancer disease management. The market for PET systems has grown dramatically in the past year due to expanded Medicare reimbursement, and the widespread acceptance of PET in the U.S.A. for cancer diagnosis, staging and treatment follow-up.

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 31.5 billion in 1999. It is a global leader in color television sets, lighting, electric shavers, color picture tubes for televisions and monitors, and one-chip TV products. Its 239,370 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.news.philips.com

Philips Medical Systems is a leader in diagnostic imaging and related services and offers a robust portfolio, including Catheterization Labs, MR, CT, X-ray, and ultrasound systems, as well as information technology solutions that address the radiology, general imaging, surgical and cardiovascular markets.

ADAC Laboratories' shareholders are advised to read the tender offer statement regarding the business combination between ADAC Laboratories and Philips referred to in the news release above, which was filed by Philips Holding USA Inc. and Philips Medical Acquisition Corporation, wholly-owned subsidiaries of Philips, with the U.S. Securities and Exchange Commission, and the related solicitation/recommendation statement that was filed by ADAC Laboratories with the Commission. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/ recommendation statement contain important information that should be read carefully before any decision is made with respect to the tender offer. These documents have been made available to all holders of ADAC Laboratories common stock at no expense to them. These documents are also available at no charge at the SEC web site at www.sec.gov. The press release above is neither an offer to purchase nor a solicitation of an offer to sell securities of ADAC Laboratories. The tender offer is made solely by an offer to purchase and related letter of transmittal as disseminated upon the commencement of the tender offer.